AIR INDUSTRIES GROUP

1460 Fifth Avenue

 Bay Shore, NY 11706

October 8, 2019

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Thomas Jones

Re:	Air Industries Group Registration Statement on Form S-3 File No. 333-234015

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Air Industries Group  (the “Company”) respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Company’s Registration Statement on Form S-3 (Registration No. 333-234015) (the "Registration Statement") be declared effective at 10:00 a.m. (Washington D.C. time), on Thursday, October 10, 2019, or as soon thereafter as practicable.

Please call Vincent J. McGill at (212) 324-1876 or Mark Orenstein at (212) 324-1877 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Luciano Melluzzo
Luciano Melluzzo
Chief Executive Officer